UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNITY HOLDINGS, INC.

(Name of Subject Company (issuer))

UNITY HOLDINGS, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

913299103

(CUSIP Number of Class of Securities)

ELI D. MULLIS

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

UNITY HOLDINGS, INC.

P.O. BOX 200308

CARTERSVILLE, GA 30120-9006

(770) 606-0555

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of filing fee
$1,300,000	$139.10

*Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 50,000 shares of common stock at the tender offer price per share of $26.00.
_________________________________________________________________________

£Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:____________________
Form or Registration No.:___________________
Filing Party:______________________________
Date Filed:_______________________________

£Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

£third-party tender offer subject to Rule 14d-1.
Tissuer tender offer subject to Rule 13e-4.
£going-private transaction subject to Rule 13e-3.
£amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: £

      This Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Unity Holdings, Inc.("Unity"), to purchase up to 50,000 shares of its common stock, par value $.01 per share, at a price, net to the seller in cash, without interest thereon, of $26.00 per share.  Unity's offer is made on the terms and subject to the conditions set forth in its Offer to Purchase dated February 15, 2006, which is filed herewith as Exhibit 99(a)(1)(A) (the "Offer to Purchase"), and the related Letter of Transmittal which is filed herewith as Exhibit 99(a)(1)(B) (the "Letter of Transmittal") which together constitute the tender offer.

      This Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.    SUMMARY TERM SHEET.

      The information set forth under "Summary" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

(a)   The name of the issuer is Unity Holdings, Inc. and the address and telephone number of its principal executive offices is 950 Joe Frank Harris Pkwy, Cartersville, GA 30120, telephone number 770-606-0555.

(b)   As of December 31, 2005, Unity had 1,014,510 shares of common stock, par value $.01 per share, issued and outstanding.

(c)   The information set forth in the Offer to Purchase under "Section 7.  Price Range of Shares/Dividends" is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   Unity Holdings, Inc., the issuer, is the filing person.  See Item 2(a) for address and telephone number.

ITEM 4.     TERMS OF THE TRANSACTION.

(a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

Summary
Section 1.	Number of Shares; Proration
Section 2.	Purpose of the Offer; Certain Effects of the Offer
Section 3.	Procedures for Tendering Shares
Section 4.	Withdrawal Rights
Section 6.	Certain Conditions of the Offer
Section 10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares
Section 13.	Certain Federal Income Tax Consequences

(b)   The information set forth in the Offer to Purchase under the second paragraph of "Section 10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

 (e)   The information set forth in the Offer to Purchase under the second paragraph of "Section 10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b), and (c) The information set forth in the Offer to Purchase under "Section 2.  Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

(a)   The information set forth in the Offer to Purchase under "Section 8.  Source and Amount of Funds" is incorporated herein by reference.

(b) and (d) Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under "Section 10.  Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares," is incorporated herein by reference.

ITEM 9.     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)   The information set forth in the Offer to Purchase under "Section 14.  Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

(a) and (b) Not applicable, pursuant to Instruction 2 of Item 10 of Schedule TO.

ITEM 11.    ADDITIONAL INFORMATION.

(a) and (b) Not applicable.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

99.(a)(1)(A)	Offer to Purchase dated February 15, 2006.
99.(a)(1)(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
99.(a)(1)(C)	Notice of Guaranteed Delivery.
99.(a)(1)(F)	Form of Letter to Shareholders

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITY HOLDINGS, INC

February 15, 2006

MICHAEL L. McPHERSON
Michael L. McPherson
President and Chief Executive Officer

EXHIBIT INDEX
TO
SCHEDULE TO
DATED FEBRUARY 15, 2006
Pursuant to Section 102(d) of Regulation S-T
(17 C.F.R. {section}232.102(d))

99.(a)(1)(A)	Offer to Purchase dated February 15, 2006.
99.(a)(1)(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).
99.(a)(1)(C)	Notice of Guaranteed Delivery.
99.(a)(1)(F)	Form of Letter to Shareholders